DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517
November 15, 2010
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed October 6, 2010
File No. 333-167 631
Dear Mr. Mancuso:
     On behalf of our client Unilife Corporation (the “Company”), we are transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 1, 2010 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Amendment”) to the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from last filing.
     The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement or in the Amendment, as applicable.
Incorporation by Reference of Certain Documents, page 2
1.	Please revise to include or incorporate by reference, as applicable, all information required by Items 3 through 10 of Form S-1. Please refer to General Instruction VII and Item 12 of Form S-1.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 to incorporate by reference the information contained in the sections entitled “Prospectus Summary”, “Use of Proceeds”, “Selling Stockholders”, “Description of Securities” and “Plan of Distribution” of the original filing of the Registration Statement, and has included a section entitled “Risk Factors” starting on page 2. The Company believes that such information incorporated by reference or included in the Amendment has satisfied the disclosure requirements under Items 3, 4, 7, 8 and 9 of Form S-1. The Company believes that the disclosure requirements under Items

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
November 15, 2010

5, 6 and 10 of Form S-1 are not applicable and therefore no information is furnished under these items in the Registration Statement or the Amendment.
2.	Please update to incorporate by reference all filings required by Item12(a)(2) to Form S-1.
Response: In response to the Staff’s comment, the Company has updated the list of documents on page 2 that are incorporated by reference into the Amendment.
*     *     *
     Please call the undersigned at (212) 335-4517, or Alan Shortall, CEO of the Company, at (717) 938-9323, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours, Marjorie Sybul Adams

cc:	Joseph McCann Division of Corporation Finance Securities and Exchange Commission

Alan Shortall Unilife Corporation